UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 17, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Adeona Pharmaceuticals, Inc.

File No. 001-12584 - CF#27670

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Adeona Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 21, 2011, as amended.

Based on representations by Adeona Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through November 17, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Daniel Morris
        Special Counsel